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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Claude Resources Inc.

We consent to the inclusion in this annual report on Form 40-F of:

- our auditors' report dated March 28, 2008 on the consolidated balance sheets of Claude Resources Inc. as at December 31, 2007 and 2006 and the consolidated statements of earnings (loss) , comprehensive income (loss), shareholders' equity, and cash flows for the years then ended,
- our Report of Independent Registered Public Accounting Firm dated March 28, 2008 on the Company's internal control over financial reporting as of December 31, 2007,
- our auditors' report on reconciliation to United States GAAP dated March 28, 2008, and
- our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated March 28, 2008,

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2007.

KPMG LLP

Chartered Accountants
Saskatoon, Canada
March 28, 2008